VIA EDGAR

March 4, 2009

Peggy Kim
Special Counsel, Office of Mergers and Acquisitions
Bryan Pitko
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Avigen, Inc.
Amendment No. 1 to Preliminary Proxy Statement filed March 4, 2009
File No. 000-28272

Ladies and Gentlemen:

     On behalf of Avigen, Inc. (“Avigen” or the “Company”), we are responding to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on March 4, 2009, with respect to Amendment No. 1 to the preliminary proxy statement referenced above.

1.	With respect to the Staff’s prior comment #13, the Company respectfully informs the Staff that there are no transactions required to be disclosed by Item 404(a) of Regulation S-K.

2.	In response to the Staff’s comments, the Company has revised the form of Proxy, and we attach the revised form of Proxy as Exhibit A hereto for the Staff’s convenience, as requested.

* * * *

     In addition, Avigen acknowledges:

  Avigen is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  Avigen may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate your timely review of the amended proxy statement and respectfully request prompt clearance so that the Company may finalize its proxy statement and set the record date for the special meeting in a timely manner.

     Please do not hesitate to call me at (650) 843-5403, Brett White at (650) 843-5191, David Lipkin at (650) 843-5223 or Nikki Pope at (650) 843-5760, if you have any questions or if we can provide any additional information.

Sincerely,

/s/ Eric H. Anderson

Eric H. Anderson

cc:	M. Christina Thomson, Vice President, General Counsel and Secretary, Avigen, Inc.
Brett D. White, Cooley Godward Kronish LLP
David A. Lipkin, Cooley Godward Kronish LLP
Nikki Pope, Cooley Godward Kronish LLP

Exhibit A
Form of Proxy Card

(Preliminary Proxy Card – Subject to Completion)

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of Avigen, Inc.
Common Stock for the upcoming Special Meeting of Stockholders.

PLEASE REVIEW THE PROXY STATEMENT AND VOTE TODAY IN ONE OF THREE WAYS:

1.	Vote by Telephone – Please call toll-free in the U.S. or Canada at 1-866-252-6933, on a touch-tone telephone. If outside the U.S. or Canada, call 1-215-521-1349. Please follow the simple instructions. You will be required to provide the unique control number printed below.

OR

2.	Vote by Internet – Please access https://www.proxyvotenow.com/avgn, and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below.

You may vote by telephone or Internet 24 hours a day, 7 days a week.
Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a WHITE proxy card.

OR

3.	Vote by Mail – If you do not wish to vote by telephone or over the Internet, please complete, sign, date and return the WHITE proxy card in the envelope provided, or mail to: Avigen, Inc., c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE ENVELOPE PROVIDED ▼

AVIGEN’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “AGAINST” THE BOARD REMOVAL PROPOSAL, AND TAKES NO POSITION WITH RESPECT TO THE BYLAW AMENDMENT PROPOSAL OR THE REPEAL BYLAWS PROPOSAL.

BOARD REMOVAL PROPOSAL:	AGAINST	FOR	ABSTAIN
To remove all of the current directors serving on Avigen’s Board of Directors, without cause.	☐	☐	☐

BYLAW AMENDMENT PROPOSAL:	AGAINST	FOR	ABSTAIN
To amend Avigen’s Amended and Restated Bylaws (“Bylaws”) to permit stockholders to elect directors to the Board in cases when the entire board is vacant.	☐	☐	☐

REPEAL BYLAWS PROPOSAL:	AGAINST	FOR	ABSTAIN
To repeal any provision of the Bylaws that was effected since January 8, 2009.	☐	☐	☐

ELECTION PROPOSAL:

The Election Proposal is subject to the effectiveness of the Board Removal Proposal. This proxy will not be voted on the Election Proposal. If you return this proxy and do not attend the Special Meeting in person you will not have the right to vote with respect to the Election Proposal.

These items of business are more fully described in the Proxy Statement accompanying this proxy card.

Date

Signature

Signature (if jointly held)

Title(s)

Please sign exactly as your name appears hereon. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If signer is a corporation, please give full corporate name and have a duly authorized officer sign, stating title. If signer is a partnership, please sign in partnership name by authorized person.

     Please sign, date and promptly return this proxy card in the enclosed postage-paid envelope.

PLEASE VOTE TODAY!

SEE REVERSE SIDE

FOR THREE EASY WAYS TO VOTE!

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN THE ENVELOPE PROVIDED ▼

W H I T E P R O X Y

AVIGEN, INC. PROXY SOLICITED BY THE BOARD OF DIRECTORS FOR THE SPECIAL MEETING
OF STOCKHOLDERS TO BE HELD ON ______________, 2009

The undersigned hereby appoints KENNETH G. CHAHINE and M. CHRISTINA THOMSON, and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote any or all of the shares of stock of Avigen, Inc. which the undersigned may be entitled to vote at the Special Meeting of Stockholders of Avigen, Inc. to be held at _____________, on [DAY], _____________, 2009 at [TIME] (local time), and at any and all postponements, continuations and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the matters listed on the reverse side and in accordance with the instructions designated on the reverse side, with discretionary authority as to any and all other matters that may properly come before the Special Meeting.

Your shares will be voted as directed. If no direction is made on the Board Removal Proposal, your shares will be voted “AGAINST” such proposal. If no direction is made on the Bylaw Amendment Proposal or the Repeal Bylaws Proposal, your shares will be voted “ABSTAIN” with respect to such proposal. Your shares will not be voted with respect to the Election Proposal.

THE UNDERSIGNED, A HOLDER OF SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF AVIGEN, INC. (THE “COMMON STOCK”), ACTING WITH RESPECT TO ALL OF THE SHARES OF COMMON STOCK HELD BY THE UNDERSIGNED, HEREBY REVOKES ALL PROXIES PREVIOUSLY GIVEN BY THE UNDERSIGNED TO VOTE AT THE SPECIAL MEETING OF STOCKHOLDERS OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

(continued and to be signed on the reverse)